Mail Stop 3561

May 29, 2009

Via Fax & U.S. Mail

Ms. Glynis M. Hendrickson
206 May Street, PO Box 343
Radcliffe, Iowa 50230

     Re: Mirenco, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed March 31, 2009
              File No. 000-32819

Dear Ms. Hendrickson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis or Plan of Operation

1. We note that your MD&A section does not include a discussion of your significant (critical) accounting estimates. In future filings, please include a discussion regarding your estimates and assumptions that may be material due to

the levels of subjectivity and judgment necessary and that have a material impact on your financial condition or operating performance. Some examples are your accounting for inventory and the establishment of an inventory reserve, the review for impairment of long-lived assets, and the income tax valuation allowance. See SEC Release No. 33-8350. (i.e. FR-72: Section V).

Statements of Operations

2. We note your presentation of loss due to inventory reserves as a non-operating expense on the statement of operations. In light of the fact that this charge appears to be related to inventory used in operations, we believe you should revise your statement of operations to present this expense as cost of sales. Refer to the guidance outlined in EITF 96-9. Also, please explain to us why the amount of inventory on the balance sheet as of December 31, 2008 has only decreased by $828. We would expect a more significant decrease due to the establishment of these reserves in the amount of $54,323.

3. We note from your Business section that revenues are generated by both product sales and sales of services. Please revise to include in the notes to the financial statements in future filings, the amount of revenue related to each product and service, or each similar product and service. See paragraph 37 of SFAS 131.

Notes to the Financial Statements

Note A Summary of Significant Accounting Policies

- 9. Impairment of Long-Lived Assets

4. We note your disclosure that should there be an impairment in the future, you will measure the amount of the impairment based on the amount that the carrying value of the impaired assets exceeded the undiscounted cash flows expected to result from the use and eventual disposal of the impaired assets. Please note that paragraph 7 of SFAS No. 144 requires an impairment loss to be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Please confirm that you are performing your impairment analysis of long-lived assets in accordance with SFAS No. 144.

Note E. Notes Payable

5. We note your disclosure in the Liquidity and Capital Resources section of MD&A that on January 18, 2008 you obtained a line of credit that bears interest at 8% and is due January 18, 2018. You also disclose that as of the date of these financial statements you have drawn $250,000 against this line of credit. Please revise Note E to disclose the nature and terms of this line of credit established in 2008

and the maturity date of 2018. Also, please tell us, and disclose in future filings, the nature of any restrictive covenants on the line of credit. In addition, if the line of credit discussed in the liquidity section of MD&A is the same as the second note payable disclosed in Note E to the financial statements, please reconcile the disclosures in MD&A with those provided in Note E.

Note G. Concentration of Customers

6. We note your disclosure that at December 31, 2008 you had 3 customers who accounted for 65% of sales and at December 31, 2007 you had 5 customers who accounted for 90% of sales. Please revise future filings to disclose the total amount of revenue (or percentage) for each customer that generated revenue greater than 10% of your total revenues. See paragraph 39 of SFAS No. 131.

Note K. Common Stock Options and Warrants

7. We note your disclosure that no compensation costs have been recorded in conjunction with the issuance of options granted in both 2007 and 2008. Please explain to us why you believe it is appropriate not to record any compensation cost associated with these options. Your response should discuss your accounting for the options issued to employees as well as options issued to non-employees. Also, please tell us and disclose in the notes to the financial statements the method used to determine the fair value of the options and the significant assumptions used to estimate the fair value of the options granted in both 2008 and 2007 pursuant to the guidance in SFAS No. 123R. Additionally, your notes should be revised to include all disclosures outlined in paragraph A240 of SFAS no. 123R.

Note L. Stockholders' Equity

8. We note your disclosure that in 2008, 522,983 shares of stock at $.06 per share were issued as salary for an employee. Please provide us more details about the nature of this transaction and tell us how you determined or calculated the $31,379 value of the stock issued. Include in your response why the value of $.06 per share used for valuing the stock issued in this transaction differs significantly from the $.15 per share value used in the other stock transactions in 2008. Also, please tell us when the compensation expense related to this transaction was recorded in the income statement. If the expense was recorded during 2008, please explain why the $31,379 compensation expense does not appear in the statement of cash flows as an adjustment to reconcile net loss to net cash used in operating activities.

Note M. Redeemable Convertible Preferred Stock

9. We note your disclosure that the preferred shares may be redeemed by the Company any time after December 31, 2009 and must be fully redeemed on December 31, 2011. Please tell us how much the shares will be redeemed for at December 31, 2011. Also, please tell us how you are accounting for any differences between the carrying amount and the redemption amount due on December 31, 2011.

Form 10-Q for the quarter ended March 31, 2009

MD&A – Results of Operations

10. We note your disclosure that cost of sales for the three months ended March 31, 2009 includes employment expense for your MDEP reporting services which prior to 2009 were included in salary expense. Please explain to us why you made this change in 2009 and why you believe that cost of sales was appropriately presented as of December 31, 2008. If this change represents a correction of an error as defined by paragraph 2h of SFAS No. 154, and that error is material, we believe it should be reported as a prior-period adjustment and you should restate your prior-period financial statements. See paragraphs 25-26 of SFAS No. 154. Please advise or revise accordingly.

11. We note your disclosure in your Form 10-Q for the quarter ended March 31, 2009 that you use the direct write-off method for accounts receivable that are determined to be uncollectible and you believe there is no material difference in this method from the allowance method. Please tell us if you also used the direct write-off method, rather than the allowance method (the acceptable GAAP method) during the years ended December 31, 2008 and 2007. If so, please revise the notes to the financial statements future filings, including Forms 10-K, to disclose your accounting policy (direct write-off method) and why you believe it is not materially different from the allowance method. Also, please explain to us why accounts receivable has consistently increased at March 31, 2009 compared to December 31, 2008 and 2007 and tell us why you believe the accounts receivable amounts at March 31, 2009 and December 31, 2008 are realizable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(515) 899-2147